February 17, 2006

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	1ST Constitution Bancorp
Form 10-K filed March 24, 2005
File No. 0-32891

Dear Mr. Nolan:

Pursuant to your February 15, 2006 voicemail message to us requesting a clarification of our response to Question No. 8 of your comment letter dated November 9, 2005, please permit this letter to further clarify our response to that question regarding the specific loan described at the bottom of page 10 and the top of page 11 of our response letter dated December 5, 2005, which was captioned and read as follows:

Loans for $120,159 and $99,465 delinquent for 519 and 634 days, respectively, are to the same borrower.

“Respective past-due dates for the two loans are 8-1-03 and 4-8-03. The collateral includes first and second mortgages on a commercial property. Both loans were referred to the Company’s attorney for collection on 5-12-03 and civil complaints were filed on 6-13-03. The borrower filed for chapter 11 bankruptcy on 5-24-04. Various bankruptcy hearings are being held, and the next is scheduled for 12-7-05. Nine payments were received in 2005 for the larger loan. A complete appraisal by an independent appraiser valued the property at $378,500 as of 4-12-97. The value is a reconcilement between the sales and cost approaches. A local realtor estimated the value of the property at $500,000 on 10-21-04. Based on the appraised value, the loan-to-value ratio is 58%, and, if the realtor’s value is the basis, the loan-to-value ratio is 44%. In either case, even if selling expenses amounted to 10% of the selling price, the remaining amount would be sufficient to repay the combined balances of the two loans.”

Please permit the following to further clarify our response to Question Number 8:

Loans for $120,159 and $99,465 delinquent for 519 and 634 days, respectively, are to the same borrower.

A complete appraisal by an independent appraiser valued the property at a market value of $378,500 as of April 12, 1997. Market value in the appraisal is defined as the most probable price which a property should bring in a competitive and open market, under all conditions requisite to a fair sale, whereby the buyer and seller each act prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

  Buyer and seller are typically motivated;
  Both parties are well informed or well advised, and acting in what they consider their own best interests;
  A reasonable time is allowed for exposure in the open market;
  Payment is made in terms of cash in United State Dollars or in terms of financial arrangements comparable thereto; and
  The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Subsequent to the initial appraisal and after both loans became non-performing, management engaged a local realtor on October 21, 2004 to estimate the value of the property. After reviewing several comparable sales, the realtor advised management that he believed a fair market value of the property was approximately $500,000. Based on the initial appraisal, the loan to value ratio is 58%, and if the realtor’s valuation on October 21, 2004 is the basis, the loan to value is 44%. In either case, even after considering selling expenses, the remaining equity would be more than sufficient to repay the combined balance of both loans.

Throughout New Jersey over the last several years, real estate values of both residential and commercial properties have continued to increase. Management did not think it was cost effective to spend additional funds for a new appraisal, as based on the initial appraisal and the expansion of market values in the region, there was sufficient value to retire the debt upon sale of the real estate. Furthermore, once a loan becomes non-performing, the debtor is generally uncooperative, and will not permit access to the property in order to complete a full appraisal.

We further advise the staff that during the fourth quarter of 2005, a regulatory safety and soundness examination of 1st Constitution Bank was conducted. As a result of the examination, which included a review of the bank’s loan portfolio and non-performing loans, there were no adjustments to the valuations established by management.

Also, we advise the staff that since our last response, at a hearing on December 7, 2005, the bankruptcy court dismissed the debtor’s Chapter 11 filing for non-compliance, as the debtor failed to submit the proper documentation to the court necessary to confirm the bankruptcy. The judge in the matter also ordered the Trustee in Bankruptcy to immediately list the property for sale. We have been advised by our attorney that the Trustee has engaged a local realtor to list the property for sale at an asking price of $695,000.

We trust that this further explanation helps clarify our response to Question Number 8. If you have any further questions please give me a call at 609-655-4500.

Very truly yours,

/s/ Robert F. Mangano
Robert F. Mangano
President & Chief Executive Officer